                                                    Pursuant to Rule 424(b)(5)
                                                    Registration No. 33-49507

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 7, 1993)

                                  $100,000,000

                                     [LOGO]

                         REPUBLIC NEW YORK CORPORATION
                         7% SUBORDINATED NOTES DUE 2011

     The 7% Subordinated Notes Due 2011 (the "Notes") being offered hereby will mature on March 22, 2011 and will not be redeemable prior to maturity. Interest on the Notes will be payable semiannually on March 22 and September 22 of each year (each an "Interest Payment Date"), commencing with the Interest Payment Date on September 22, 1996.

     The Notes are direct, unsecured general obligations of Republic New York Corporation (the "Corporation") and are subordinated to all present and future Senior Indebtedness of the Corporation as defined in the accompanying Prospectus. The Notes are being issued under an indenture which provides for the right of acceleration of the payment of principal of the Notes upon the bankruptcy or insolvency of the Corporation or the insolvency or appointment of a receiver for the Corporation's principal subsidiary, Republic National Bank of New York, but, unlike issuances of the Corporation's subordinated debt securities under the Corporation's other subordinated indentures, does not provide for the right of acceleration of the payment of principal of the Notes upon default in the payment of principal or interest or in the performance of any covenant contained in the indenture under which the Notes are being issued. See "Description of Notes -- Subordination of Notes to Senior Indebtedness" herein and "Description of Debt Securities -- Events of Default, Notice and Waiver" in the accompanying Prospectus.

     The Notes will be issued and transferable in fully registered book-entry form. Ownership interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company, as Depository, and its participants. Except as provided herein, Notes in definitive form will not be issued. See "Description of Debt
Securities -- Book-Entry Securities" in the accompanying Prospectus.

   THE NOTES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY
      BANK OR NONBANK SUBSIDIARY OF THE CORPORATION AND ARE NOT INSURED
             BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.
                         ------------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                    PRICE TO         UNDERWRITING        PROCEEDS TO
                                                    PUBLIC(1)         DISCOUNT(2)     CORPORATION(1)(3)
--------------------------------------------------------------------------------------------------------
Per Note.......................................       99.068%            .453%             98.615%
--------------------------------------------------------------------------------------------------------
Total..........................................     $99,068,000        $453,000          $98,615,000
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from March 22, 1996 to date of delivery.
(2) The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Corporation estimated to be
    $65,000.
                         ------------------------------

     The Notes are offered subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in book-entry form only, on or about March 22, 1996, through the facilities of The Depository Trust Company.
                         ------------------------------

                            BEAR, STEARNS & CO. INC.

                                 MARCH 19, 1996

         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                          REPUBLIC NEW YORK CORPORATION

         The Corporation is a bank holding company incorporated in Maryland. At December 31, 1995, the Corporation had consolidated total assets of $43.9 billion and stockholders' equity of $3.0 billion. Its principal asset is the capital stock of Republic National Bank of New York (the "Bank"). Management expects that the Bank will remain the Corporation's principal asset and source of revenue and net income in the foreseeable future. As of December 31, 1995, the Bank accounted for approximately 90% of the consolidated assets of the Corporation and more than 100% of consolidated net income of the Corporation. Based on total assets at December 31, 1995, the Corporation was the twenty-first largest bank holding company in the United States.

         The Bank is a commercial bank which provides a variety of banking and financial services on a worldwide basis to corporations, financial institutions, governments and individuals. At December 31, 1995, the Bank had total assets of $39.8 billion, total deposits of $25.3 billion and total stockholder's equity of $2.8 billion. Such figures include the operations of Republic Bank for Savings which was merged into the Bank on January 2, 1996 in a transaction accounted for similar to a pooling-of-interests. The Bank owns approximately 49.2% of Safra Republic Holdings S.A., a European-based bank holding company with five banking subsidiaries located in France, Gibraltar, Guernsey, Luxembourg and Switzerland.

                               RECENT DEVELOPMENTS

         On February 29, 1996, the Corporation completed its acquisition of Brooklyn Bancorp, Inc. ("BBI"), the parent of Crossland Federal Savings Bank ("Crossland"), for approximately $530 million in an all cash transaction. At December 31, 1995, BBI had total assets of $4.1 billion, total deposits of $3.6 billion and total stockholders' equity of $388 million. In connection with the acquisition of BBI, Crossland was merged into the Bank.

                             APPLICATION OF PROCEEDS

         The net proceeds to be received by the Corporation from the sale of the Notes offered hereby will be used for general corporate purposes, including the purchase of the Corporation's outstanding issue of Subordinated Floating Rate Yield Curve Notes due 2002 in the open market or in privately negotiated transactions. Management anticipates that the Corporation may, from time to time, engage in additional debt financings.

                          SUMMARY FINANCIAL INFORMATION

         The following table sets forth, in summary form, certain financial data of the Corporation for each of the years in the five-year period ended December 31, 1995, and is qualified in its entirety by the detailed information and consolidated financial statements included in the documents incorporated by reference in the accompanying Prospectus.

                                                                         YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------------------------------
                                                       1991           1992           1993          1994           1995
                                                       ----           ----           ----          ----           ----
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Consolidated Summary of Income:
       Net interest income .....................   $   581,246    $   720,364    $   775,851    $   846,474    $   818,899
       Provision for loan losses ...............        62,000        120,000         85,000         19,000         12,000
       Net interest income after provision
            for loan losses ....................       519,246        600,364        690,851        827,474        806,899
       Other operating income ..................       271,433        302,247        395,472        386,368        412,881
       Other operating expenses ................       502,933        555,342        634,965        721,476        821,665(1)
       Income before income taxes ..............       287,746        347,269        451,358        492,366        398,115
       Net income ..............................       227,360        258,883        301,205        340,008        288,649
       Net income applicable to common stock ...       204,627        230,497        272,790        305,598        252,182
Per Share of Common Stock:
       Net income per share (after dividends on
            preferred stock):
               Primary .........................   $      3.95    $      4.42    $      5.20    $      5.79    $      4.66
               Fully diluted ...................          3.90           4.32           5.05           5.61           4.59
       Book value ..............................         29.60          32.71          41.57          37.38          43.24
       Dividends declared ......................           .95           1.00           1.08           1.32           1.44
Dividend Payout Ratio(2) .......................         24.36%         23.15%         21.39%         23.53%         31.37%
Average Number of Common Shares Outstanding
    (in thousands):
       Primary .................................        51,852         52,204         52,466         52,736         54,060
       Fully diluted ...........................        54,292         56,020         56,321         56,534         56,199
Consolidated Average Balances:
       Interest-bearing deposits with banks ....   $ 8,558,149    $ 7,792,737    $ 7,452,339    $ 7,878,149    $ 7,627,905
       Investment securities ...................     7,892,363     11,927,912     14,177,927     13,156,678     13,008,038
       Loans, net of unearned income ...........     9,623,397      8,732,432      8,890,559      9,894,195      9,527,725
       Interest-earning assets .................    27,025,728     29,962,625     32,560,058     33,362,571     32,697,960
       Total assets ............................    31,114,281     33,667,270     37,371,326     41,421,947     41,514,836
       Total deposits ..........................    19,413,886     18,634,036     20,951,074     22,096,833     22,922,932
       Total long-term debt ....................     2,562,166      4,148,477      4,637,595      4,924,002      4,120,206
       Preferred stock .........................       403,260        540,984        556,425        630,592        635,457
       Common stockholders' equity .............     1,440,897      1,625,157      1,808,857      2,010,976      2,149,970
Return on:
      Average interest-earning assets(3) .......           .84%           .86%           .93%          1.02%           .88%
      Average total assets(3) ..................           .73            .77            .81            .82            .70
      Average common stockholders' equity(4) ...         14.20          14.18          15.08          15.20          11.73
Average Stockholders' Equity(5) to:
      Average total assets .....................          5.93%          6.43%          6.33%          6.38%          6.71%
      Average loans, net of unearned income ....         19.16          24.81          26.60          26.70          29.23
Consolidated Ratio of Earnings to Fixed
    Charges(6):
      Excluding interest on deposits ...........          1.60x          1.66x          1.94x          1.96x          1.79x
      Including interest on deposits ...........          1.17           1.26           1.39           1.37           1.24

----------------------------------

(1) Includes a provision for restructuring and related charges of $120.0 million.

(2) Calculated as dividends declared per common share divided by fully diluted earnings per common share.

(3)  Based on net income.

(4)  Based on net income applicable to common stock.

(5) Stockholders' equity includes preferred stock and common stockholders' equity.

(6) For the purpose of computing the consolidated ratio of earnings to fixed charges, earnings represent consolidated income before income taxes plus fixed charges. Fixed charges excluding interest on deposits consist of interest on long-term debt and short-term borrowings and one-third of rental expense (which is deemed representative of the interest factor). Fixed charges including interest on deposits consist of the foregoing items plus interest on deposits.

                              DESCRIPTION OF NOTES

         The following description of the particular terms of the Notes offered hereby (referred to herein as the "Notes" and in the accompanying Prospectus as the "Subordinated Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

         The Notes offered hereby will be limited to $100,000,000 aggregate principal amount and will mature on March 22, 2011. Interest on the Notes will accrue from March 22, 1996, at the rate per annum shown on the cover page of this Prospectus Supplement, and will be payable semiannually on March 22 and September 22 of each year, beginning on September 22, 1996, to the persons in whose names the Notes are registered at the close of business on the preceding March 7 and September 7, respectively. The Notes will be issued under an Indenture dated as of October 15, 1992, as supplemented by a First Supplemental Indenture dated as of April 15, 1993 (the "1992 Subordinated Indenture") between the Corporation and Citibank, N.A. (the "Trustee"). The following statements are brief summaries of certain provisions contained in the 1992 Subordinated Indenture, do not purport to be complete and are qualified in their entirety by reference to the 1992 Subordinated Indenture, a copy of which has been filed as an exhibit to the Registration Statement and is also available for inspection at the corporate trust office of the Trustee at 120 Wall Street, 13th Floor, New York, New York. Unless otherwise defined herein, any defined terms used below shall have the meanings assigned in the 1992 Subordinated Indenture.

         The Notes are direct, unsecured general obligations of the Corporation and, as described below, are subordinated in right of payment to Senior Indebtedness (as defined in the 1992 Subordinated Indenture) of the Corporation. The ability of the Corporation to pay the principal of and interest on the Notes will be dependent, to a substantial degree, upon the payment of dividends and other charges to the Corporation by the Bank. For a discussion of the status of certain rights of the Corporation in respect of the Bank and certain limitations on the relationship between them which affect holders of the Notes, see "Republic New York Corporation" in the accompanying Prospectus.

         The Notes will be represented by one or more global notes (each a "Global Note") registered in the name of The Depository Trust Company, or its nominee or any successor thereof (the "Depository"). Except as set forth in the accompanying Prospectus, the Notes will not be exchangeable for certificated forms of Notes. See "Description of Debt Securities -- Book-Entry Securities" in the accompanying Prospectus.

         Principal and interest will be payable at the office or agency of the Corporation maintained for such purpose in the Borough of Manhattan, The City of New York (which will initially be the corporate trust office of the Trustee), except that, at the option of the Corporation, interest may be paid by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. Payments on the Notes to an owner of beneficial interest in a Global Note will be made as described in the accompanying Prospectus under "Description of Debt Securities -- Book-Entry Securities".

         The Notes will be issued and transferable only in fully registered book-entry form in denominations of $1,000 and integral multiples thereof.

         The Notes will not be redeemable prior to maturity. The Notes do not provide for any sinking fund.

         The Notes are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Corporation and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

         The Notes are intended to be included as regulatory capital under interpretations of the Board of Governors of the Federal Reserve System relating to subordinated debt issued after September 4, 1992, and as a result, contain subordination and acceleration provisions different from, and covenants more limited than, issuances of the

Corporation's Subordinated Securities under the Corporation's subordinated indentures other than the 1992 Subordinated Indenture. See "Description of Debt Securities -- The Indentures" in the accompanying Prospectus.

SUBORDINATION OF NOTES TO SENIOR INDEBTEDNESS

          The payment of the principal of and interest on the Notes is subordinated in right of payment, as set forth in the 1992 Subordinated Indenture, to the prior payment in full of all Senior Indebtedness and, in certain circumstances relating to the insolvency of the Corporation, to the Other Obligations (consisting of certain obligations associated with derivative products), whether outstanding on the date of the 1992 Subordinated Indenture or thereafter incurred. At December 31, 1995, the Senior Indebtedness, including Other Obligations, was approximately $872 million.

         The terms "Senior Indebtedness" and "Other Obligations" are defined in the 1992 Subordinated Indenture and in the accompanying Prospectus. See "Description of Debt Securities -- Subordination of Subordinated Securities". The definition of Senior Indebtedness in the 1992 Subordinated Indenture is broader than the similar term in the Corporation's 1986 Subordinated Indenture and, as a result, the Notes are subordinated to, among other things, the Other Obligations included in the definition of Senior Indebtedness in the 1992 Subordinated Indenture. See "Description of Debt Securities -- Subordination of Subordinated Securities -- 1992 Subordinated Indenture" in the accompanying Prospectus.

         In the event of default in the payment of principal of (or premium, if any) or interest on any Senior Indebtedness (other than Other Obligations) or the principal of Subordinated Securities shall have been declared due and payable, the holders of Senior Indebtedness (other than Other Obligations) will generally be entitled to receive payment of amounts due thereon before payments are made to the holders of the Notes or other Subordinated Securities. See "Description of Debt Securities -- Subordination of Subordinated Securities -- Subordination Provisions" in the accompanying Prospectus.

         Upon any payment or distribution of assets to creditors upon bankruptcy, insolvency, receivership or similar proceedings of the Corporation,
(i) the holders of all Senior Indebtedness (other than Other Obligations) will first be entitled to receive payment in full of all amounts due or to become due thereon before holders of the Notes will be entitled to receive any payment in respect of the principal of or interest on the Notes and (ii) if, after giving effect to the operation of clause (i) above, amounts remain available for payment or distribution in respect of the Notes (any such remaining amount being defined in the 1992 Subordinated Indenture as the "Excess Proceeds") and creditors in respect of Other Obligations have not received payment in full of all amounts due or to become due thereon, such Excess Proceeds shall first be applied to pay or provide for the payment in full of all such Other Obligations before any payment or distribution may be made in respect of the Notes. See "Description of Debt Securities -- Subordination of Subordinated Securities -- Subordination Provisions" in the accompanying Prospectus.

         By reason of such subordination, in the event of insolvency of the Corporation, holders of the Notes may recover less, ratably, than holders of Senior Indebtedness and Other Obligations and may also recover less, ratably, than holders of Existing Subordinated Indebtedness and other creditors of the Corporation. See "Description of Debt Securities -- Subordination of Subordinated Securities -- Subordination Provisions," and for principal amounts outstanding of other issues of the Corporation's subordinated debt, see "Description of Debt Securities -- Outstanding Amount of Subordinated Securities" in the accompanying Prospectus.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Corporation has agreed to sell to Bear, Stearns & Co. Inc. (the "Underwriter"), and the Underwriter has agreed to purchase, the $100,000,000 principal amount of the Notes.

         In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any Notes are purchased.

         The Corporation has been advised by the Underwriter that it proposes initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .350% of the principal amount of the Notes. The Underwriter may allow and such dealers may reallow a concession not in excess of .250% of such principal amount. After the initial public offering, the public offering price and such concessions may be changed.

         The Notes are a new issue of securities with no established trading market. The Corporation has been advised by the Underwriter that it intends to make a market in the Notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

         The Underwriting Agreement provides that the Corporation will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriter may be required to make in respect thereof.

         Bear, Stearns & Co. Inc. has provided investment banking and other services to the Corporation from time to time.

                                 LEGAL OPINIONS

         The validity of the Notes offered hereby will be passed upon for the Corporation by William F. Rosenblum, Jr., Senior Vice President, Deputy General Counsel and Corporate Secretary of the Corporation, and for the Underwriter by Brown & Wood, One World Trade Center, New York, New York 10048, counsel to the Underwriter. Such counsel will rely as to matters of Maryland law on the opinion of Piper & Marbury L.L.P., Charles Center South, 36 South Charles Street, Baltimore, Maryland 21201.

                                     EXPERTS

         The consolidated statements of condition of the Corporation as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994, and the consolidated statements of condition of the Bank as of December 31, 1994 and 1993 incorporated by reference in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1994 have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated statements of condition of Brooklyn Bancorp, Inc. and Subsidiary as of December 31, 1994 and 1993 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994 incorporated by reference in the Corporation's Current Report on Form 8-K dated March 15, 1996, have been incorporated herein by reference in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

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    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

       ------------------------

          TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT

                                      PAGE
                                      ----
Republic New York Corporation......   S-2
Recent Developments................   S-2
Application of Proceeds............   S-2
Summary Financial Information......   S-3
Description of Notes...............   S-4
Underwriting.......................   S-5
Legal Opinions.....................   S-6
Experts............................   S-6

             PROSPECTUS
       (SELECTED PROVISIONS)
Incorporation of Certain Documents
  by Reference.....................     2
Available Information..............     2
Republic New York Corporation......     3
Application of Proceeds............     7
Description of Debt Securities.....     7
Description of the Corporation's
  Outstanding Capital Stock........    43
Plan of Distribution...............    45
Legal Opinions.....................    50
Experts............................    50

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                                  $100,000,000


                                     [LOGO]

                             7% SUBORDINATED NOTES
                                    DUE 2011

                ------------------------------------------------
                             PROSPECTUS SUPPLEMENT
                ------------------------------------------------

                            BEAR, STEARNS & CO. INC.

                                 MARCH 19, 1996

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